EXHIBIT 99.2
                                                                    ------------

[GRAPHIC & PHOTOGRAPHS OMITTED]
[LOGO -- CANADIAN NATURAL]

                                                                   PRESS RELEASE


                       CANADIAN NATURAL RESOURCES LIMITED
                    ANNOUNCES INCREASE IN QUARTERLY DIVIDEND
             CALGARY, ALBERTA - MAY 5, 2005 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares after recognition of the recently approved two-for-one common stock split of C$0.06 (six cents) per common share. The dividend will be payable July 1, 2005 to shareholders of record at the close of business on June 17, 2005 and represents a 7% increase from the prior quarter's dividend amount and a 20% increase from the dividend paid on July 1, 2004.


Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


For further information, please contact:


                       CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8


TELEPHONE:    (403) 514-7777                ALLAN P. MARKIN                       DOUGLAS A. PROLL
FACSIMILE:    (403) 517-7370                       Chairman            Chief Financial Officer and
EMAIL:        ir@cnrl. com                                          Senior Vice-President, Finance
WEBSITE:      www.cnrl.com
                                           JOHN G. LANGILLE                        COREY B. BIEBER
TRADING SYMBOL - CNQ                          Vice-Chairman                        Vice-President,
Toronto Stock Exchange                                                          Investor Relations
New York Stock Exchange                       STEVE W. LAUT
                                        President and Chief
                                          Operating Officer


================================================================================
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
================================================================================